09055063 :S

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

SEC FILE NUMBER
8-67369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Swedbank First Securities, LLC

SEC Mail Processing Section FEB 11 2009 Washington, DC 103

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Ave, 35th Floor
(No. and Street)

New York, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa Keller 212-906-0839
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sax Macy Fromm & Co., PC
(Name - *if individual, state last, first, middle name*)

855 Valley Road (Address) Clifton (City) New Jersey (State) 07013 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
FEB 19 2009
THOMSON REUTERS

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Melissa Keller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SwedBank First Securities, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.

Melissa Keller 2·4·09
Signature

Chief Administrator
Title

HARRIET JONES
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN BRONX COUNTY
NO. 01JO6156668
MY COMMISSION EXPIRES NOV 27, 2010

2·4·09
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Swedbank First Securities, LLC

Report Pursuant to Rule 17a-5
Financial Statements

Year Ended December 31, 2008

Swedbank First Securities, LLC

Report Pursuant to Rule 17a-5

Index to Financial Statements

Year Ended December 31, 2008

Trusted Advisors for Over 50 Years
SAX MACY FROMM & CO., PC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

To the Board of Directors of
Swedbank First Securities, LLC:

We have audited the accompanying statement of financial condition of **Swedbank First Securities, LLC** as of December 31, 2008, and the related statements of operations, changes in members' capital, changes in subordinated liabilities, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Swedbank First Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Minimum Capital Requirements and in the Schedule for Determination of the Reserve Requirements is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sax Macy Fromm & Co., PC

Sax Macy Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
January 28, 2009

Swedbank First Securities, LLC

Statement of Financial Condition

December 31, 2008

Assets

Current Assets:		
Cash and cash equivalents	$ 862,569	
Deposit with clearing organization	53,623	
Accounts receivable from clearing brokers	256,148	
Prepaid expenses and other current assets	17,834	
Total Current Assets		$ 1,190,174
Property and Equipment:		
Equipment	236,299	
Furniture and fixtures	18,523	
Leasehold improvements	9,300	
Total	264,122	
Less: Accumulated depreciation	183,190	
Net Property and Equipment		80,932
Other Assets:		
Security deposit	3,500	
Organizational costs, net	2,333	
Total Other Assets		5,833
Total Assets		$ 1,276,939

Liabilities and Members' Capital

Current Liabilities:		
Accounts payable	$ 15,138	
Accrued expenses and other current liabilites	104,259	
Total Current Liabilities		$ 119,397
Subordinated Liabilities		1,000,000
Members' Capital		157,542
Total Liabilities and Members' Capital		$ 1,276,939

The Accompanying Notes are an Integral Part of these Financial Statements.

Swedbank First Securities, LLC

Statement of Operations

Year Ended December 31, 2008

Revenues:		
Commission income	$ 1,969,480	
Private placement income	289,017	
Research services income	570,262	
Interest income	28,007	
Total Revenues		$ 2,856,766
Expenses:		
Registered representative salaries and benefits	1,903,166	
Administrative salaries and benefits	523,115	
Clearing fees	89,534	
Occupancy costs	227,661	
Communication expenses	293,490	
Depreciation and amortization	89,040	
Professional fees	105,962	
Travel and entertainment	186,196	
Interest expense	31,052	
Other expenses	80,032	
Total Expenses		3,529,248
Net (Loss) Before Income Taxes		(672,482)
Income Taxes		1,500
Net (Loss)		$ (673,982)

Swedbank First Securities, LLC

Statement of Changes in Members' Capital

Year Ended December 31, 2008

Members' Capital at Beginning of Year	$	831,524
Net (loss)		(673,982)
Members' Capital at End of Year	$	157,542

The Accompanying Notes are an Integral Part of these Financial Statements.

SMF

Swedbank First Securities, LLC

Statement of Changes in Subordinated Liabilities

Year Ended December 31, 2008

Subordinated Borrowings at December 31, 2007	$ 1,000,000
Issuance of subordinated notes	- - -
Subordinated Borrowings at December 31, 2008	$ 1,000,000

SMF

Swedbank First Securities, LLC

Statement of Cash Flows

Year Ended December 31, 2008

Cash Flows From Operating Activities:		
Net (loss)		$ (673,982)
Adjustments to reconcile net (loss) to net cash (used for) operating activities:		
Depreciation and amortization	$ 89,040	
(Increase) decrease in assets:		
Deposit with clearing organization	(2,542)	
Accounts receivable from clearing brokers	353,496	
Prepaid and other current assets	21,323	
Security deposit	(3,500)	
(Decrease) in liabilities:		
Accounts payable	(33,746)	
Accrued expenses and other current liabilities	(149,017)	
Net adjustments to reconcile net (loss) to net cash (used for) operating activities		275,054
Net Cash (Used for) Operating Activities		(398,928)
Net Decrease in Cash and Cash Equivalents		(398,928)
Cash and Cash Equivalents at Beginning of Year		1,261,497
Cash and Cash Equivalents at End of Year		$ 862,569
Cash Paid During the Year for:		
Interest		$ 18,299
Income taxes		$ 325

The Accompanying Notes are an Integral Part of these Financial Statements.

Swedbank First Securities, LLC

Notes to Financial Statements

Note 1 – Nature of Business:

Swedbank First Securities, LLC ("the Company") is a registered broker-dealer under the Securities and Exchange Act of 1934. The Company is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority (The "FINRA").

Note 2 – Summary of Significant Accounting Policies:

A. Revenue Recognition – The Company recognizes revenues at the time services are rendered.

B. Property and Equipment – Property and equipment are stated at cost. Major renewals and betterments are capitalized; expenditures for repairs and maintenance are charged to expense. Depreciation is provided generally on a straight-line basis over the estimated service lives of the respective classes of property. Depreciation of leasehold improvements is based on the terms of the respective lease.

C. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenue and expenses during the period. Actual results could differ from these estimates.

D. Income Taxes – The Company is treated as a partnership under the Internal Revenue Code. Taxable income or loss of the Company flows through to the individual members of the Company who are responsible for reporting taxes thereon. Accordingly, the Company records no provision for federal taxes. The Company is subject to the New York City unincorporated business tax.

E. Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

F. Intangible Assets – Organization costs are being amortized using the straight-line method over five years.

Note 3 – Deposits with Clearing Organization:

The Company has deposited $53,623 with Fortis Clearing Americas, as security for its transactions with this agency. The $53,623 exceeds the minimum deposit required by $3,623. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 4 – Concentration of Credit Risk:

The Company primarily maintains its cash balances at one financial institution. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC). Balances have at times exceeded FDIC insured limits in 2008.

Note 5 – Commitments:

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes that there is no maximum amount assignable to the right. At December 31, 2008, the Company has recorded no liability with regard to the right. The Company paid the clearing brokers no amounts related to these guarantees during the period.

The Company leases office space for its corporate headquarters pursuant to a three-year lease. The Company's rent expense was $211,755 for the year ended December 31, 2008.

The lease requires annual payments as follows:

Years Ending December 31	
2009	$ 203,472
2010	33,912
Total	$ 237,384

Note 6 – Economic Dependency:

For the year ended December 31, 2008, revenue from three customers aggregated $985,743. There are no amounts due from these customers as of December 31, 2008.

Note 7 – Subordinated Liabilities:

Liability under the subordination agreement is as follows:

Subordinated note, to First Securities ASA, (one of the Company's members) at Federal Funds rate plus one percent, due June 30, 2012	$ 1,000,000

The interest expense for the year was $31,052.

The subordinated liability is covered by agreements approved by the FINRA and thus is available in computing net capital under Securities and Exchange Commission's uniform net capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, they may not be paid.

Note 8 – Related Party Transactions:

The Company's members provide clearing broker services on a fully disclosed basis to the Company. Included in the statement of financial condition for the year ended December 31, 2008, are accounts receivable of $245,481 due from the members for client transactions that have been already cleared.

Note 9 – Net Capital Requirements:

As a registered broker-dealer, the Company is subject to the minimum net capital requirements pursuant to Uniform Net Capital Rule 15c 3-1 of the Securities Exchange Act of 1934. Under that Rule the Company is required to maintain a minimum net capital, as defined, of the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital as of December 31, 2008 was $793,172, which exceeded its requirement by $693,172.

Note 10 – Retirement Plan:

The Company maintains a retirement plan which covers substantially all employees. The plan is subject to the Employee Retirement Security Act of 1974 (ERISA) and all the requirements of section 401(a) and 401(k) of the Internal Revenue Code. Pre-tax employee contributions are made pursuant to salary deferral agreements. Participants are immediately vested in their voluntary contributions plus actual earning thereon.

Note 11 – Financial Instruments with Off-Balance Sheet Risk:

In the normal course of business, the Company, acting as an agent, executes transactions on behalf of its customers. If the agency transactions do not settle because of failure by either the customer or the counterparty to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract amount of the transaction.

Trusted Advisors for Over 50 Years
SAX MACY FROMM & CO., PC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Independent Auditors Report on Supplementary Information

To the Board of Directors of
Swedbank First Securities, LLC:

Our report on our audit of the basic financial statements of **Swedbank First Securities, LLC** for the year ended December 31, 2008 appears on page one. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sax Macy Fromm & Co., PC

Sax Macy Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
January 28, 2009

Swedbank First Securities, LLC

Schedule of Minimum Capital Requirements

December 31, 2008

Total Ownership' Capital		$ 157,542
Add: Additions to Capital:		
Subordinated liabilities - allowable		1,000,000
Total Capital and Allowable Subordinated Liabilities		1,157,542
Less: Non Allowable Assets:		
Accounts receivable	$ 259,771	
Organizational costs	2,333	
Property and equipment, net	80,932	
Prepaid and other current assets	21,334	
Total Adjustments		364,370
Adjusted Net Capital		793,172
Computation of Net Capital Requirements:		
Minimum net capital requirements:		
6 2/3 percent of net agregate indebtedness	7,960	
Minimum dollar net capital required	100,000	
Net Capital Required (Greater of Above)		100,000
Excess Net Capital		$ 693,172
Aggregate Indebteness		$ 119,397
Ratio of Aggregate Indebteness to Adjusted Net Capital ($119,397/$793,172)		15.05%

Note: There are no material differences between the above computation and the Company's corresponding unaudited Focus filing as of December 31, 2008.

SMF

Swedbank First Securities, LLC

Schedule for Determination of the Reserve Requirements Under Exhibit A of Rule 15(c) 3-3

December 31, 2008

The Company is exempt from Rule 15(c)3-3 under paragraph (k)(2)(i). As such, the Company does not hold funds or securities for any customers.

See Independent Auditors' Report on Supplementary Information.

Trusted Advisors for Over 50 Years

SAX MACY FROMM & CO., PC

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report on Internal Control over Financial Reporting

To the Board of Directors of
Swedbank First Securities, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of **Swedbank First Securities, LLC** (the Company) for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15(c)3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

855 VALLEY ROAD • CLIFTON, NJ 07013 • TEL (973) 472-6250 • FAX (973) 472-7172 • WWW.SMF-CPA.COM

NEW JERSEY • NEW YORK • CONNECTICUT • FLORIDA

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Swedbank First Securities, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Sax Macy Fromm & Co., PC

Sax Macy Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
January 28, 2009

END